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[THE RESERVE FUNDS LETTERHEAD]


April 2, 1998



VIA EDGAR & FIRST CLASS MAIL



United States Securities
and Exchange Commission
Mail Stop 5-5
450 5th Street N.W.
Washington, D.C. 20549
Attn: Mr. Brent Fields

Re:     A-W filings to withdraw 485(a) filings
        Reserve Tax-Exempt Trust, Accession #: 000950123-98-003323 Reserve New York Tax-Exempt Trust Accession #0000950123-98-003324


Dear Mr. Fields:

        As per our conversation this morning, this letter will serve as notice to withdraw the 485(a) filings you received on Wednesday, April 1, 1998 for both the Reserve Tax-Exempt Trust and the Reserve New York Tax-Exempt Trust.

        Thank you for your cooperation in this matter. If you need anything else, please call me at (212) 977-9982 ext. 327





Very truly yours,

/s/ Ron Sarubbi

Ron Sarubbi
Legal Department